BOYD GAMING REPORTS THIRD QUARTER RESULTS

- Company Launches Branding Initiative, Includes Phased Plan for One-Card System -

- Central Region and Downtown Las Vegas Post Strong Results -

- Company Declares Quarterly Dividend -

LAS VEGAS, NV – OCTOBER 26, 2006 – Boyd Gaming Corporation **(NYSE: BYD)** today reported financial results for the third quarter ended September 30, 2006. Due to the pending Barbary Coast exchange and the recently completed South Coast sale, results from these two properties are classified as discontinued operations; therefore, except where noted, all references to operating results in this press release exclude the results of Barbary Coast and South Coast for all periods presented.

Recent Highlights

- Company announces branding initiative that will allow it to position its properties as part of a larger network, further capitalizing on its central customer database, and begins a phased introduction of a one-card player program.

- Company announces agreement with Harrah's Entertainment to trade the Barbary Coast Hotel and Casino in a tax-deferred exchange for approximately 24 acres of Las Vegas Strip property contiguous to its 63-acre Echelon Place development on the Las Vegas Strip.

- Company closes the sale of South Coast on October 25; consideration received in the transaction included approximately $401 million in cash and approximately 3.4 million shares of the Company's common stock.

- Company announces $130 million expansion project at its Blue Chip facility in Michigan City, Indiana to meet rising demand and strengthen the property's competitive edge in the northern Indiana market.

- Central Region records double digit increases in the third quarter for both net revenues and Adjusted EBITDA[1], increasing 15.4% and 31.7%, respectively, over the same quarter in 2005; improvements were due in part to the impact from Hurricanes Katrina and Rita.

- Our Downtown Las Vegas properties set a new third quarter record for Adjusted EBITDA of $9.5 million, a 2.0% increase over same period in 2005, largely attributable to greater operating efficiencies.

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Third Quarter Results

We reported third quarter 2006 income from continuing operations of $28.1 million, or $0.32 per share, compared with $33.9 million, or $0.37 per share, in the same period 2005. When including discontinued operations, we reported a net loss for the third quarter 2006 of $12.9 million, or $0.15 per share, compared to net income of $32.9 million, or $0.36 per share, reported in the same period 2005. The net loss for the 2006 period included a $65.0 million pre-tax impairment charge, included in discontinued operations, to write-down South Coast to its fair value less estimated cost to sell. Additionally, on January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*, resulting in $5.0 million of non-cash compensation expense in the current quarter, or $0.04 per share; there was no such expense recorded for the same period last year. Per share earnings discussed throughout this release are reported on a diluted basis.

Adjusted Earnings[1] from continuing operations for the third quarter 2006 were $38.8 million, or $0.44 per share, as compared to $51.1 million, or $0.56 per share, for the same period in 2005. Had we expensed stock options in the third quarter last year, pro forma Adjusted EPS[1] would have been $0.53 in that period. During the third quarter 2006, certain pre-tax adjustments to income from continuing operations totaling $16.6 million ($10.7 million, net of tax, or $0.12 per share) were as follows:

- $6.0 million for write-downs and other charges that consist mainly of estimated Stardust termination benefits and a charge to write-down land we had purchased for our Pennsylvania development that is now held for sale.

- $4.3 million charge for accelerated depreciation at Stardust, which will close on November 1 to make way for our Echelon Place development.

- $3.2 million charge for preopening expenses primarily related to our Echelon Place development.

- $1.8 million charge for the change in fair value for our forward-starting interest rate swaps.

- $1.3 million in charges for our share of Borgata's loss on asset disposals and preopening expenses.

By comparison, the third quarter 2005 included pre-tax adjustments that reduced income from continuing operations by $26.2 million ($17.3 million, net of tax, or $0.19 per share).

Net revenues were $530.7 million for the third quarter 2006, an increase of 1.4% over the same quarter in 2005. Total Adjusted EBITDA was $149.9 million in the third quarter 2006, as compared to $154.0 million for the same period last year.

Bill Boyd, Chairman and Chief Executive Officer of Boyd Gaming, commented, "We continued to refine our operating strategies in the third quarter, adjusting for new capacity in the Las Vegas Locals market, and winding down initial marketing and advertising efforts related to recently completed expansions of our Blue Chip and Borgata operations. We are also strengthening our growth pipeline by trading the Barbary Coast and its four acres for 24 acres of land adjacent to our Echelon development. We will control over a quarter-mile of Las Vegas Strip frontage and have an opportunity to develop future phases related to our Echelon project. Finally, the completion of our South Coast sale provides additional capital for future growth, and in connection with the sale, we were able to repurchase approximately 3.4 million shares."

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Year-To-Date Results

Income from continuing operations for the nine months ended September 30, 2006 was $105.7 million, or $1.17 per share, as compared to $138.6 million, or $1.53 per share for the nine months ended September 30, 2005. Net income, which includes the results from discontinued operations, was $60.5 million, or $0.67 per share, for the 2006 year-to-date period compared to $121.7 million, or $1.35 per share, for the nine-month period ended September 30, 2005, which included a $16.4 million net of tax charge, or $0.17 per share, for the cumulative effect of a change in accounting principle. The 2006 period net income included a $65.0 million pre-tax impairment charge, included in discontinued operations, to write-down South Coast to its fair value less estimated cost to sell. Pursuant to the adoption of SFAS No. 123R, *Share-Based Payment*, on January 1, 2006, we have recorded $17.0 million of share-based compensation expense in the 2006 year-to-date period, or $0.12 per share; there was no such expense recorded for the same period last year.

Adjusted Earnings from continuing operations for the nine months ended September 30, 2006 were $155.5 million, or $1.72 per share, as compared to $157.4 million, or $1.74 per share for the nine-month period in 2005. Had we expensed stock options in the prior year, pro forma Adjusted EPS would have been $1.64 per share in that period.

Net revenues were $1.7 billion and $1.6 billion for the nine months ended September 30, 2006 and 2005, respectively. Total Adjusted EBITDA was $506.0 million for the current nine month period and included a $6.7 million charge for a retroactive gaming tax assessment at our Par-A-Dice property in Illinois. By comparison, Total Adjusted EBITDA for the 2005 period was $478.5 million.

Key Operations Review

In our Central Region, Blue Chip net revenues increased 16.8% in the third quarter 2006 over the same period in 2005, and the property improved EBITDA margin by over 330 basis points from the second quarter 2006, as we neared completion of our launch phase for the new expansion during the third quarter. Treasure Chest and Delta Downs recorded third quarter 2006 Adjusted EBITDA increases of 267% and 53.0%, respectively, over the 2005 quarter. While hurricane disruption resulted in temporary closures of the properties in 2005, increased revenue and improved EBITDA margin were key factors in their current quarterly performances. Treasure Chest was closed for 35 days and Delta Downs was closed for nine days during the third quarter 2005.

Our Downtown Las Vegas properties posted record third quarter results with Adjusted EBITDA of $9.5 million, a 2.0% increase over the third quarter 2005, largely attributable to greater operating efficiencies.

In our Las Vegas Locals segment, third quarter net revenues were $199.5 million versus $214.2 million for the third quarter 2005. Third quarter 2006 Adjusted EBITDA was $56.2 million as compared to $71.1 million in the same quarter 2005. New capacity in the market and increased promotional spending were the primary reasons for the declines in net revenues and Adjusted EBITDA.

In Atlantic City, Borgata Hotel Casino and Spa continued its market-leading success in the third quarter 2006. Both gaming and non-gaming revenues increased by more than 13% for the third quarter over the same period in 2005, despite the three-day New Jersey state shutdown. Borgata also posted record monthly and quarterly gross gaming revenue for the Atlantic City market, as reported by the New Jersey Casino Control Commission. Prior to July 2006, no other Atlantic City property had ever exceeded the $70 million mark for a single month, and Borgata surpassed that milestone in each of the three months of the third quarter 2006.

While Borgata posted record revenues, net income declined to $45.1 million for the third quarter 2006 as compared to $55.9 million for the third quarter 2005. Adjusted EBITDA during the quarter also declined by $4.6 million, or 6.0%, from the same period in the prior year. These declines are primarily due to the three-day mandated New Jersey state shutdown and the launch of the new public space expansion. The shutdown resulted in an estimated loss of $7 million in gaming revenue and $4 million in Adjusted EBITDA. Additionally, the property incurred greater marketing costs and certain labor inefficiencies related to the launch of the public space expansion. Higher depreciation and interest charges at Borgata were also related to the opening.

Development Update

Our growth pipeline continues to evolve with both short and long term opportunities that include new developments, as well as expansions to some of our existing properties.

With the pending addition of 24 acres of Las Vegas Strip land adjacent to our Echelon Place development, we will control approximately 87 contiguous acres, centrally located in the area many believe will ultimately become the luxury corridor of the Las Vegas Strip. While we do not anticipate any scope changes to our Echelon project as a result of the additional land, we are reviewing the site plan to maximize opportunities for the remaining acreage. We recently announced that we will close the Stardust on November 1, 2006, setting the stage for its demolition later in the first quarter 2007, followed by the commencement of construction of Echelon Place in the second quarter 2007.

We are also announcing a new expansion project at our Blue Chip facility in Michigan City, Indiana. The $130 million project is expected to begin construction in the first quarter 2007 and will include 300 guest rooms, a spa and fitness center, additional meeting and event space, new dining and nightlife experiences, and a more dramatic entrance and porte cochere. A key element of the expansion will be a dramatic 22-story hotel tower that will be among the most visible structures in the area. The opening of Blue Chip's new casino and pavilion in January has created significant new demand and the Company believes that additional hotel rooms and attractions will continue to broaden the property's appeal. The project is scheduled to open in late 2008.

Keith Smith, Boyd Gaming's President and Chief Operating Officer, commented on the new Blue Chip expansion project, "With the launch of our new Blue Chip brand platform, we have already increased our reach in the market and successfully elevated the brand. Growing customer interest combined with the high room demand, make this an incredible opportunity to build our business with an enhanced room product and offer a more complete trade-up opportunity for our expanding market demographic."

Boyd Gaming Branding Initiative

We also announced a new branding initiative that will position our individual properties as part of a larger network, creating additional synergies and further leveraging Boyd's highly regarded blend of gaming excitement and personal service. A chief benefit of the branding initiative will be to combine our individual property player clubs into a one-card program, enhancing the value of our player clubs, as well as driving cross-property visitation. We plan to begin rolling out the initial phase of the player club upgrades in the Central Region in 2007.

We also will bring together our Las Vegas Locals properties under one operating and marketing structure with the goal of creating a stronger presence in the market, increasing customer loyalty and generating additional economies. The six Central Region properties, which have historically operated individually, will be similarly structured, but in a way that respects their distinct characteristics. An important aspect to our Central Region strategy will be to use our large customer database to drive business to our Las Vegas locations.

Keith Smith commented on the branding initiative, "We believe our new branding initiative will help us to better leverage our geographic diversity and channel that energy to bring additional guests to our Las Vegas properties, enhancing the performance of future developments, such as Echelon Place."

Barbary Coast Exchange

On October 2, we announced an agreement with Harrah's Entertainment, Inc. to trade the Barbary Coast Hotel and Casino (approximately four acres) in a tax-deferred exchange for approximately 24 acres of Las Vegas Strip property that Harrah's acquired from third parties. The land that we are to receive in the exchange is located adjacent to and directly north of our 63-acre Echelon Place development site and will give us approximately 87 contiguous acres.

We expect to recognize a non-cash gain of approximately $280 million in the quarter in which the transaction closes and are now reporting the results of operations from Barbary Coast in discontinued operations on our consolidated statements of operations. The transaction is subject to customary closing conditions, including receipt of regulatory approvals, and is expected to close on January 30, 2007.

<u>South Coast Sale</u>

We closed the sale of the South Coast Hotel and Casino on October 25. In connection with the transaction, we reported a $65 million impairment charge during the third quarter 2006 that is included in discontinued operations. As consideration for the sale of South Coast, we received approximately $401 million in cash and the cancellation of our $112 million note payable for our purchase of approximately 3.4 million shares of our common stock.

<u>Dividend</u>

We also announced that our Board of Directors declared a quarterly dividend of $0.135 per share, payable December 1, 2006 to shareholders of record on November 10, 2006.

Key Financial Statistics

The following is additional information as of and for the three months ended September 30, 2006:

- September 30 debt balance: $2.57 billion (excludes the $112 million note associated with the share repurchase related to the South Coast sale)

- September 30 cash: $170.2 million

- Dividends paid in the quarter: $11.7 million

- Maintenance capital expenditures during the quarter (excluding Delta Downs restoration costs covered by insurance): $20.0 million

- Expansion capital expenditures during the quarter:

– Echelon Place	$	6.4 million
– South Coast		6.7 million
– Blue Chip		3.5 million
– North Las Vegas		2.4 million
– Other		6.3 million
Total	$	25.3 million

- Number of shares outstanding on September 30, 2006: 86.4 million

- Capitalized interest during the quarter: $1.6 million

- Cash distribution to the Company from Borgata in the quarter: $17.4 million

- September 30 debt balance at Borgata: $498.9 million

Conference Call Information

We will host our third quarter 2006 conference call today, Thursday, October 26 at 12:00 p.m. Eastern. The conference call number is **866.543.6407** and the passcode is **70754366**. Please call up to 15 minutes in advance to ensure you are connected prior to the call's initiation.   The conference call will also be available live on the Internet at www.boydgaming.com .

Following the call's completion, a replay will be available by dialing 888.286.8010 on Thursday, October 26, beginning two hours after the completion of the call and continuing through Thursday, November 2. The passcode for the replay will be **43166982**. The replay will also be available on the Internet at www.boydgaming.com .

($ in thousands, except footnotes)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Net Revenues				
Las Vegas Locals	$ 199,524	$ 214,241	$ 628,737	$ 653,109
Stardust	31,956	38,432	106,342	117,665
Downtown Las Vegas (a)	58,098	61,877	187,695	192,104
Central Region	241,108	208,929	749,024	654,275
Net revenues	$ 530,686	$ 523,479	$ 1,671,798	$ 1,617,153
Adjusted EBITDA				
Las Vegas Locals	$ 56,217	$ 71,120	$ 203,360	$ 226,137
Stardust	2,683	5,018	14,061	17,784
Downtown Las Vegas	9,536	9,346	36,458	35,084
Central Region (b)	64,456	48,925	206,902	157,883
Wholly-owned property Adjusted EBITDA	132,892	134,409	460,781	436,888
Corporate expense	(10,013)	(11,236)	(28,588)	(32,526)
Wholly-owned Adjusted EBITDA	122,879	123,173	432,193	404,362
Our share of Borgata's operating income before				
net amortization, preopening and other expenses (e)	27,021	30,857	73,831	74,089
Total Adjusted EBITDA (f)	149,900	154,030	506,024	478,451
Other operating costs and expenses				
Deferred rent	1,158	1,234	3,473	3,700
Depreciation and amortization	47,597	41,496	145,888	127,763
Preopening expenses (c)	3,235	1,616	16,329	4,861
Our share of Borgata's preopening expenses	418	-	2,991	-
Our share of Borgata's loss on asset disposals	870	30	1,058	33
Share-based compensation expense (c)	4,940	-	16,005	-
Write-downs and other charges, net	5,990	7,034	38,730	6,644
Total other operating costs and expenses	64,208	51,410	224,474	143,001
Operating income	85,692	102,620	281,550	335,450
Other non-operating costs and expenses				
Interest expense, net (d)	37,467	30,865	108,519	94,389
Decrease in value of derivative instruments	1,755	-	1,755	-
Loss on early retirement of debt	-	17,529	-	17,529
Our share of Borgata's non-operating				
expenses, net	3,182	2,861	7,477	8,916
Total other non-operating costs and expenses	42,404	51,255	117,751	120,834
Income from continuing operations before provision				
for income taxes and cumulative effect of a				
change in accounting principle	43,288	51,365	163,799	214,616
Provision for income taxes	(15,212)	(17,502)	(58,088)	(76,011)
Income from continuing operations before cumulative				
effect of a change in accounting principle	$ 28,076	$ 33,863	$ 105,711	$ 138,605

(a) Includes revenues related to Vacations Hawaii and other travel agency related entities of $10.4 million and $12.9 million for the three months ended September 30, 2006 and 2005, respectively, and $36.9 million and $40.5 million for the nine months ended September 30, 2006 and 2005, respectively.

(b) Includes the $6.7 million retroactive gaming tax assessment at Par-A-Dice recorded in the nine months ended September 30, 2006.

(c) We adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment,* on January 1, 2006 and recorded $5.0 million and $17.0 million of share-based compensation expense related to continuing operations during the three and nine months ended September 30, 2006, respectively. Of these amounts, $0.1 million and $1.0 million is included in preopening expenses on our condensed consolidated statement of operations for the three and nine months ended September 30, 2006, respectively.

(d) Net of interest income and amounts capitalized.

(e) The following table reconciles the presentation of our share of Borgata's operating results in our condensed consolidated statements of operations to the presentation of our share of Borgata's results in the table above (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Operating income from Borgata	$ 25,409	$ 30,503	$ 68,809	$ 73,083
Add back:				
Net amortization expense related to our investment in Borgata	324	324	973	973
Our share of preopening expenses	418	-	2,991	-
Our share of loss on asset disposals	870	30	1,058	33
Our share of Borgata's operating income before net amortization, preopening and other expenses	$ 27,021	$ 30,857	$ 73,831	$ 74,089

(f) The following table reconciles Total Adjusted EBITDA to EBITDA and Income from continuing operations before cumulative effect of a change in accounting principle (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Total Adjusted EBITDA	$ 149,900	$ 154,030	$ 506,024	$ 478,451
Deferred rent	1,158	1,234	3,473	3,700
Preopening expenses	3,235	1,616	16,329	4,861
Our share of Borgata's preopening expenses	418	-	2,991	-
Our share of Borgata's loss on asset disposals	870	30	1,058	33
Share-based compensation expense	4,940	-	16,005	-
Decrease in value of derivative instruments	1,755	-	1,755	-
Loss on early retirement of debt	-	17,529	-	17,529
Our share of Borgata's non-operating expenses, net	3,182	2,861	7,477	8,916
Write-downs and other charges, net	5,990	7,034	38,730	6,644
EBITDA	128,352	123,726	418,206	436,768
Depreciation and amortization	47,597	41,496	145,888	127,763
Interest expense, net	37,467	30,865	108,519	94,389
Provision for income taxes	15,212	17,502	58,088	76,011
Income from continuing operations before cumulative effect of a change in accounting principle	$ 28,076	$ 33,863	$ 105,711	$ 138,605

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

| (Unaudited) | Three Months Ended September 30, | | Nine Months Ended September 30, | |
(In thousands, except per share data)	2006	2005	2006	2005
Revenues				
Gaming	$ 440,957	$ 429,835	$1,382,244	$ 1,328,876
Food and beverage	76,520	75,549	232,311	233,061
Room	42,400	41,873	133,844	130,750
Other	33,867	35,215	107,495	107,829
Gross revenues	593,744	582,472	1,855,894	1,800,516
Less promotional allowances	63,058	58,993	184,096	183,363
Net revenues	530,686	523,479	1,671,798	1,617,153
Costs and expenses				
Gaming	208,491	193,602	637,769	594,683
Food and beverage	46,352	47,150	143,062	144,480
Room	13,936	12,457	42,657	38,386
Other	25,905	31,976	81,263	96,583
Selling, general and administrative	77,809	78,437	236,270	238,330
Maintenance and utilities	27,733	26,682	77,294	71,503
Depreciation and amortization	47,273	41,172	144,915	126,790
Corporate expense	13,679	11,236	40,768	32,526
Preopening expenses	3,235	1,616	16,329	4,861
Write-downs and other charges, net	5,990	7,034	38,730	6,644
Total costs and expenses	470,403	451,362	1,459,057	1,354,786
Operating income from Borgata	25,409	30,503	68,809	73,083
Operating income	85,692	102,620	281,550	335,450
Other income (expense)				
Interest income	36	105	108	186
Interest expense, net of amounts capitalized	(37,503)	(30,970)	(108,627)	(94,575)
Decrease in value of derivative instruments	(1,755)	-	(1,755)	-
Loss on early retirement of debt	-	(17,529)	-	(17,529)
Other non-operating expenses from Borgata, net	(3,182)	(2,861)	(7,477)	(8,916)
Total	(42,404)	(51,255)	(117,751)	(120,834)
Income from continuing operations before provision for income taxes and cumulative effect of a change in accounting principle	43,288	51,365	163,799	214,616
Provision for income taxes	(15,212)	(17,502)	(58,088)	(76,011)
Income from continuing operations before cumulative effect of a change in accounting principle	28,076	33,863	105,711	138,605
Discontinued operations:				
Loss from discontinued operations (including a $65 million impairment loss in 2006)	(63,569)	(1,445)	(70,221)	(863)
Benefit from income taxes	22,563	530	24,980	363
Loss from discontinued operations, net of taxes	(41,006)	(915)	(45,241)	(500)
Income (loss) before cumulative effect of a change in accounting principle	(12,930)	32,948	60,470	138,105
Cumulative effect of a change in accounting for intangible assets, net of taxes of $8,984	-	-	-	(16,439)
Net income (loss)	$ (12,930)	$ 32,948	$ 60,470	$ 121,666
Basic Net Income (Loss) Per Common Share				
Income from continuing operations before cumulative effect of a change in accounting principle	$ 0.32	$ 0.38	$ 1.19	$ 1.57
Loss from discontinued operations, net of taxes	(0.47)	(0.01)	(0.51)	(0.01)
Cumulative effect of a change in accounting for intangible assets, net of taxes	-	-	-	(0.18)
Net income (loss)	$ (0.15)	$ 0.37	$ 0.68	$ 1.38
Average Basic Shares Outstanding	87,774	88,771	88,900	88,286
Diluted Net Income (Loss) Per Common Share				
Income from continuing operations before cumulative effect of a change in accounting principle	$ 0.32	$ 0.37	$ 1.17	$ 1.53
Loss from discontinued operations, net of taxes	(0.47)	(0.01)	(0.50)	(0.01)
Cumulative effect of a change in accounting for intangible assets, net of taxes	-	-	-	(0.17)
Net income (loss)	$ (0.15)	$ 0.36	$ 0.67	$ 1.35
Average Diluted Shares Outstanding	88,607	90,575	90,181	90,349

The following table reconciles net income based upon generally accepted accounting principles to adjusted earnings and adjusted earnings per share.

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Income from continuing operations before cumulative effect of a change in accounting principle:	$ 28,076	$ 33,863	$ 105,711	$ 138,605
Adjustments:				
Preopening expenses	3,235	1,616	16,329	4,861
Our share of Borgata's preopening expenses	418	-	2,991	-
Our share of Borgata's loss on asset disposals	870	30	1,058	33
Accelerated depreciation for Stardust and related assets	4,298	-	9,592	-
Decrease in value of derivative instruments	1,755	-	1,755	-
Par-A-Dice retroactive gaming tax assessment	-	-	6,672	-
Loss on early retirement of debt	-	17,529	-	17,529
Write-downs and other charges, net	5,990	7,034	38,730	6,644
Income tax effect for above adjustments	(5,822)	(8,930)	(27,352)	(10,295)
Adjusted earnings	$ 38,820	$ 51,142	$ 155,486	$ 157,377
Adjusted earnings per diluted share (Adjusted EPS)	$ 0.44	$ 0.56	$ 1.72	$ 1.74
Weighted average diluted shares outstanding	88,607	90,575	90,181	90,349

The following table reconciles adjusted earnings to pro forma adjusted earnings, had the Company expensed stock options during the prior year.

(In thousands, except per share data)	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Adjusted earnings as reported above	$ 51,142	$ 157,377
Share-based payment expense, net of tax	(2,878)	(9,105)
Pro forma adjusted earnings	$ 48,264	$ 148,272
Pro forma adjusted earnings per diluted share (Pro forma Adjusted EPS)	$ 0.53	$ 1.64
Weighted average diluted shares outstanding	90,575	90,349

The following table reports Borgata financial results.

(In thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Gaming revenue	$ 215,480	$ 190,106	$ 562,591	$ 521,756
Non-gaming revenue	81,344	71,963	201,727	186,432
Gross revenues	296,824	262,069	764,318	708,188
Less promotional allowances	59,339	48,545	149,893	138,144
Net revenues	237,485	213,524	614,425	570,044
Expenses	166,521	138,010	420,572	380,913
Depreciation and amortization	16,922	13,800	46,193	40,953
Preopening expenses	836	-	5,981	-
Loss on asset disposals	1,740	59	2,115	66
Operating income	51,466	61,655	139,564	148,112
Interest and other expenses, net	(7,319)	(6,163)	(15,672)	(18,877)
Benefit from income taxes	956	440	719	1,044
Subtotal	(6,363)	(5,723)	(14,953)	(17,833)
Net income	$ 45,103	$ 55,932	$ 124,611	$ 130,279

The following table reconciles our share of Borgata's financial results to the amounts reported in our condensed consolidated statements of operations.

(In thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Our share of Borgata's operating income	$ 25,733	$ 30,827	$ 69,782	$ 74,056
Net amortization expense related to our investment in Borgata	(324)	(324)	(973)	(973)
Operating income from Borgata, as reported	$ 25,409	$ 30,503	$ 68,809	$ 73,083
Other non-operating net expenses from Borgata, as reported	$ (3,182)	$ (2,861)	$ (7,477)	$ (8,916)

The following table reconciles operating income to Adjusted EBITDA for Borgata.

(In thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Operating income	$ 51,466	$ 61,655	$ 139,564	$ 148,112
Depreciation and amortization	16,922	13,800	46,193	40,953
Preopening expenses	836	-	5,981	-
Loss on asset disposals	1,740	59	2,115	66
Adjusted EBITDA	$ 70,964	$ 75,514	$ 193,853	$ 189,131

The following table reconciles Adjusted EBITDA to EBITDA and Net Income for Borgata.

(In thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Adjusted EBITDA	$ 70,964	$ 75,514	$ 193,853	$ 189,131
Preopening expenses	836	-	5,981	-
Loss on asset disposals	1,740	59	2,115	66
EBITDA	68,388	75,455	185,757	189,065
Depreciation and amortization	16,922	13,800	46,193	40,953
Interest and other expenses, net	7,319	6,163	15,672	18,877
Income taxes	(956)	(440)	(719)	(1,044)
Net Income	$ 45,103	$ 55,932	$ 124,611	$ 130,279

Footnotes and Safe Harbor Statements

Non-GAAP Financial Measures
Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentation of earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS), which are non-GAAP financial measures, are important supplemental measures of operating performance to investors. The following discussion defines these terms and why we believe they are useful measures of our performance.

EBITDA and Adjusted EBITDA
EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We do not reflect such items when calculating EBITDA; however, we adjust for these items and refer to this measure as Adjusted EBITDA. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions. Adjusted EBITDA is also widely used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, change in value of derivative instruments, gain or loss on early retirement of debt, write-downs and other charges, net and our share of Borgata's non-operating expenses, preopening expenses and gain or loss on asset disposals. A reconciliation of income from continuing operations before cumulative effect of a change in accounting principle, based upon GAAP, to EBITDA and Adjusted EBITDA is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS
Adjusted Earnings is income from continuing operations (before the cumulative effect of a change in accounting principle) before preopening expenses, accelerated depreciation for Stardust and related assets, change in value of derivative instruments, Par-A-Dice retroactive gaming tax assessment, gain or loss on early retirement of debt, write-downs and other charges, net, our share of Borgata's preopening expenses and gain or loss on asset disposals. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of income from continuing operations (before cumulative effect of a change in accounting principle), based upon GAAP, to Adjusted Earnings and the presentation of Adjusted EPS are each included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures
The use of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation expense for various long-term assets, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation, interest and income tax expense, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

<u>**Forward Looking Statements and Company Information**</u>

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including but not limited to statements regarding the Company's strategy, expenses, revenue, earnings, cash flow and the growth and strength of certain gaming markets (including the Indiana, New Orleans and Atlantic City markets, as well as the estimated capacity in the Las Vegas Locals market). In addition, forward-looking statements include statements regarding the Company's branding initiative (including the proposed timing) and its affect on the Company's player clubs, synergies and presence in various markets, including the statements under the heading "Boyd Gaming Branding Initiative," statements regarding the transaction with Harrah's to exchange the Barbary Coast, the timing for completion of the exchange, the amount of the gain the Company expects to realize in connection with the exchange, the intended tax treatment of the real property exchanged, including statements under the heading "Barbary Coast Exchange," statements regarding the proposed expansion project at Blue Chip, the demand for the property, the anticipated cost, timing (both to commence construction and the scheduled opening) and amenities of the new expansion project, statements regarding the estimated closing costs for Stardust and its anticipated closing date, statements regarding the evolution, expansion and strength of the Company's growth pipeline, the statements under the heading "Development Update," statements regarding the timing, progress and scope of the Company's Echelon project, and statements regarding Borgata's position, performance and demand. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. In particular, the Company can provide no assurances regarding the effects of the Company's branding initiative, improvement of margins or the refinement of marketing programs, that the Company's growth pipeline will expand and strengthen, that Borgata's position, performance or demand will change, the timing, cost, or progress for each of the Company's development and expansion projects, that the pending exchange transaction with Harrah's will close when anticipated, if at all, as well as the amount of gain the Company will recognize, the tax treatment the exchange will receive and the accounting effects of the exchange. Among the factors that could cause actual results to differ materially are the following: competition, increased costs (including marketing costs) and uncertainties relating to new developments and expansion (including enhancements to improve property performance), financial community and rating agency perceptions of the Company, changes in laws and regulations, including increased taxes, the availability and price of energy, weather, regulation, economic, credit and capital market conditions and the effects of war, terrorist or similar activity. In addition, the exchange transaction with Harrah's is subject to obtaining regulatory approvals and the satisfaction of other closing conditions as well as the value of the property subject to the exchange, and satisfaction of the requirements of Section 1031 of the Internal Revenue Code. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Company's Form 10-Q for the period ended June 30, 2006, which is on file with the SEC, and in the Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

<u>**About Boyd Gaming**</u>

Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 17 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana , and Louisiana. The Company is also developing Echelon Place, a world class destination on the Las Vegas Strip, expected to open in mid 2010. Additionally, the Company was recognized earlier this year by *Forbes Magazine* as the best managed company in the category of *Hotels, Restaurant and Leisure*. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

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